ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

February 22, 2011

VIA EDGAR CORRESPONDENCE

Sonia Gupta Barros, Esq.

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust II Registration Statement on Form S-1
Filed December 22, 2011 (File No. 333-178707)

Dear Ms. Barros:

We are writing to respond to your comment letter dated January 18, 2012 concerning the Form S-1 registration statement (the “Registration Statement”) filed on behalf of ProShares Trust II (the “Registrant”) on December 22, 2011. For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Registration Statement.

General

1.	We refer to your statements on the prospectus cover page and on page 21 that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you may invest in forward contracts. If you are relying on an exemption from registration under the Investment Company Act of 1940, please tell us. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Funds will not be “investment companies” within the meaning of the Investment Company Act of 1940, as amended, (the “1940 Act”) because they will not be engaged, and do not propose to engage, primarily in the business of investing, reinvesting or trading in securities. You note specifically the Funds’ investments in forward contracts, which will be based on underlying currencies, and ask why the Funds are excluded from the definition of investment company. In short, we do not believe that the Funds’ investments in such forward contracts are investments in “securities.” Accordingly, we do not believe that such investments should cause the Funds to register as investment companies under the 1940 Act.

Although neither the SEC nor its Staff has definitively opined on whether the definition of “security” under the 1940 Act includes forward contracts on currencies, the Staff has provided no-action relief treating forward contracts as falling outside the 1940 Act’s definition of security. See, e.g., PIMCO Funds (pub. Avail. July 9, 2002) (although the Staff does not opine on whether currency-linked derivatives are “investment securities” under the 1940 Act, the Staff provides no-action relief permitting a fund to treat such derivatives, including forward contracts on currency, as non-“investment securities”). In fact, the Staff has in certain instances assumed that “forward and spot currency contracts and currency options are not securities within the [1940] Act’s definition.” See Drinker Biddle & Reath LLP (pub. Avail. Dec 18, 1998) (no-action relief from Section 17(e) of the 1940 Act).

Although the Funds may also invest in money market instruments, the Staff has recognized that a commodity pool’s balance sheet may not necessarily be a useful indicator of the pool’s primary business for purposes of assessing the pool’s status under the 1940 Act. The Staff has taken the position, therefore, that in determining the primary business of a commodity pool, the most important factor to be considered is the portion of the pool’s business with respect to which it anticipates realization of the greatest gains and exposure to the largest risk of loss. See Peavey Commodity Futures Fund (pub. avail. June 2, 1983). In the Staff’s view, a commodity pool’s primary business should be deemed to be investing or trading in commodity interests (and, therefore, it should not be considered an investment company subject to 1940 Act regulation) if (1) the pool looks primarily to commodity interests as its principal intended source of gains, (2) the pool anticipates that commodity interests present the primary risk of loss, and (3) the pool’s historical development, public representations of policy (in its prospectus or offering circular and in marketing materials), and the activities of those charged with management of the pool demonstrate that the pool’s primary business is investing or trading in commodity interests, rather than securities. See Managed Futures Association (pub. avail. Jul. 15, 1996).

The Funds’ principal source of gains and their primary risk of losses will clearly be driven by changes in the value of the currency-linked Financial Instruments held by the Funds, and not by changes in the value of securities. The investments in money market instruments are designed to collateralize the Financial Instruments exposure that each Fund obtains and to preserve principal. In addition, the historical development, public representations of policy and the activities of management have all indicated that the Funds are commodity pools, and not investment companies. The disclosure for each Fund has, since its inception, indicated that such Fund is a commodity pool and not an investment company. These disclosures are subject to, and have complied with, the requirements set forth by the National Futures Association (the “NFA”), a CFTC-registered futures association, and each filing is reviewed and subject to comment by the NFA.

In conclusion, we believe that the Funds will not be primarily engaged in investing, reinvesting or trading in securities but in investing, reinvesting and/or in trading currency-linked Financial Instruments.

2.	We note that the initial purchases by the initial Authorized Participant will be two Creation Baskets, equal to $2 million per Creation Unit, per Fund. You have only registered $1 million per Fund, however. Please advise.

Response: Securities equaling $1 million per Fund were registered in order to begin the securities registration process. We will register additional shares via an amendment to the Registration Statement prior to the Registration Statement being declared effective by the SEC, with amounts based on our then-current analysis of prospective market conditions.

3.	Please add disclosure that explains the new CFTC rules on position limits adopted in October 2011 and the impact those rules may have on your business.

Response: At the end of the “Risk Factors” section of the Prospectus, we have included an additional risk factor, “Regulatory and exchange position limits may restrict the creation of Creation Units and the operation of the Trust,” explaining the new CFTC rules on position limits and the impact such rules may have on our business.

4.	Throughout the prospectus you state that each Fund may hold “certain variable rate demand notes and collateralized repurchase agreements.” Please expand your disclosure in the prospectus where appropriate to describe what percentage of your assets may be in these certain variable rate-demand notes and collateralized repurchase agreements. Please explain further what you mean by “certain” variable rate-demand notes. For both of these types of investments, please revise your disclosure in the prospectus where appropriate, including in the MD&A, to describe the credit and liquidity risks, types of counterparties, types of collateral and key terms for these potential investments.

Response: The referenced disclosure had been added to show examples of various types of high credit quality, short-term fixed-income or similar securities. The Funds do not intend to invest in variable-rate demand notes and, accordingly, we have removed all references to such instruments in the Prospectus. We have added disclosure indicating that each Fund could invest all of its assets in high credit quality, short-term fixed-income or similar securities, including in collateralized repurchase agreements. In addition, we have revised our disclosure to describe the credit and liquidity risks, types of counterparties, types of collateral and key terms for these potential investments of investing in the repurchase agreements. The requested disclosure has been added in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” sections of the Prospectus.

Prospectus Cover Page

5.	Please confirm that your prospectus cover page will be no more than one page in length.

Response: Due to the number of Funds whose offerings are being registered in connection with the Registration Statement, the contents of the cover page cannot be confined to a single page. As such, the cover page is two pages in length.

Summary, page 1

6.	Please revise the summary section of your prospectus to describe the issues investors may face as a result of receiving a Schedule K-1. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Response: The requested change has been made. Additionally, we have included disclosure on the cover page regarding shareholders’ receipt of a Schedule K-1.

Risk Factors, page 6

7.	Please revise the hypothetical that begins at the bottom of page 6 and ends at the top of page 7 to illustrate an example using three times (3x) leverage.

Response: The requested change has been made.

Investment Objectives and Principal Investment Strategies, page 27

8.	Please tell us the percentage of each Fund’s assets that will be held in Financial Instruments and the percentage in each type of Financial Instrument.

Response: Each Fund will be exposed to Financial Instruments. The amount of these exposures differs with each particular Fund and may be changed without shareholder approval at any given time. Currently, the Funds anticipate that they will, under normal circumstances, be exposed to the specific Financial Instruments in the following amounts:

	Forwards	Futures
ProShares UltraPro Australian Dollar	0%	300%
ProShares UltraPro Canadian Dollar	0%	300%
ProShares UltraPro Euro	0%	300%
ProShares UltraPro Swiss Franc	0%	300%
ProShares UltraPro U.S. Dollar	0%	300%
ProShares UltraPro Yen	0%	300%
ProShares Ultra Australian Dollar	0%	200%
ProShares Ultra Canadian Dollar	0%	200%
ProShares Ultra Swiss Franc	0%	200%
ProShares Ultra U.S. Dollar	0%	200%
ProShares Short Australian Dollar	0%	-100%
ProShares Short Canadian Dollar	0%	-100%

	Forwards	Futures
ProShares Short Euro	0%	-100%
ProShares Short Swiss Franc	0%	-100%
ProShares Short U.S. Dollar	0%	-100%
ProShares Short Yen	0%	-100%
ProShares UltraShort Australian Dollar	0%	-200%
ProShares UltraShort Canadian Dollar	0%	-200%
ProShares UltraShort Swiss Franc	0%	-200%
ProShares UltraShort U.S. Dollar	0%	-200%
ProShares UltraPro Short Australian Dollar	0%	-300%
ProShares UltraPro Short Canadian Dollar	0%	-300%
ProShares UltraPro Short Euro	0%	-300%
ProShares UltraPro Short Swiss Franc	0%	-300%
ProShares UltraPro Short U.S. Dollar	0%	-300%
ProShares UltraPro Short Yen	0%	-300%
ProShares UltraPro Australian Dollar	0%	-300%
ProShares UltraPro Canadian Dollar	0%	-300%
ProShares UltraPro Euro	0%	-300%
ProShares UltraPro Swiss Franc	0%	-300%
ProShares UltraPro U.S. Dollar	0%	-300%
ProShares UltraPro Yen	0%	-300%

The information in the table set forth above has been included, as well as corresponding additional disclosure, in the “Principal Investment Strategies” section of the Prospectus.

9.	Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest, or whether it is your intent to settle such contracts, and add disclosure of any related contango and backwardation risk. Also discuss how each fund will be rebalanced. Include a discussion of anticipated fees you may incur in connection with such rebalancing.

Response: We have added additional disclosure regarding our intention to roll the futures contracts in the “Principal Investment Strategies” section of the Prospectus. Generally, we will roll futures contracts within the last two weeks before their expiration (typically in March, June, September and December) into the next quarterly contract with a desire to roll such contracts when there is high liquidity in the roll market. We have not, however, added any related contango and backwardation risk to the registration statement. This is because we do not believe that the currency futures contracts in which the Funds intend to invest are exposed to such risks. Unlike consumable commodity futures where such futures contracts are held by many producers or consumers to hedge their obligations or to ensure that they have adequate supplies, futures contracts in financials are held by many arbitrageurs that can take advantage of anticipated changes in market conditions and that ensure that the price of such futures contracts, including currency futures contracts remain consistent with the spot exchange rate.

With respect to the method by which the Funds will be rebalanced, additional disclosure has also been added to the “Principal Investment Strategies” section of the Prospectus. Additionally, disclosure has been added to the risk factor, “Correlation Risks” regarding the fees associated with rebalancing the Funds.

10.	Please provide historical data on the exchange rate for each Fund’s underlying currency and the ICE U.S. Dollar Index.

Response: The requested information has been included in the “Investment Objectives” section of the Prospectus.

11.	On page 2 you state that the Financial Instruments may include currency-based option contracts. Please expand your disclosure in this section to describe such currency-based option contracts, including the risks of investing in such contracts and the impact it may have on an investment in any Fund.

Response: The Fund does not intend to invest in currency-based option contracts. Therefore, the reference to such contracts on page 2 of the Prospectus has been deleted.

12.	Please identify, if known, the anticipated counterparties to the forward contracts. Please also state if you expect there to be counterparty concentration.

Response: The requested disclosure has been added to the “The Funds may be subject to counterparty risks” section of the Prospectus.

Charges, page 36

13.	Please include an estimate of rebalancing costs in the breakeven table or in a footnote thereto.

Response: The requested change has been made. Additional disclosure describing the fees and expenses that have been included in calculating the breakeven amounts has been added to footnote 1 of the “Breakeven Table.”

14.	You refer to expenses that will be paid by the Sponsor in this section. Please revise your disclosure to clarify if the table includes such expenses and to disclose if the Sponsor is contractually required to make such payments.

Response: Additional disclosure has been added to footnote 2 of the “Breakeven Table” to clarify that the table does not include the fees and expenses that are paid by the Sponsor, and that the Sponsor is not contractually required to make such payments.

Litigation, page 82

15.	Please provide all the disclosure required by Item 103 of Regulation S-K for the class action lawsuit in which Louis Mayberg and Michael Sapir have been named defendants.

Response: Disclosure required by Item 103 of Regulation S-K, including the claimant, the form of relief and the date of the compliant has been added to the “Litigation” section of the Prospectus.

Part II

Item 16. Exhibits and Financial Statement Schedules, page II-1

16.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

Response: We anticipate filing the tax opinion and a form of the legal opinion with the next amendment.

Signatures, page II-5

17.	Please provide the signature of your controller or principal accounting officer, or tell us why you believe it is not required. In addition, please also provide the signature of the Sponsor or revise the signature page to indicate it has been provided.

Response: Our principal financial officer also acts as our principal accounting officer. The signature block has been modified to make this clear. Signatures of the Sponsor have been provided as requested.

We hope that these responses and the revised disclosure adequately address your comments. To assist with your review, we attach a blacklined copy of the Registration Statement marked to reflect all changes from the initial filing made on December 22, 2011. If the Staff has any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Capital Management LLC

Vice President and Legal Counsel

Cc: Kristina Aberg, Esq. (SEC)